Exhibit (a)(1)(U)

NEWS
Cox Enterprises Completes Tender Offer for Cox Radio
ATLANTA, May 19, 2009 – Cox Enterprises, Inc., announced today that its wholly-owned subsidiary, Cox Media Group, Inc., successfully completed its tender offer to acquire all of the outstanding shares of Class A common stock of Cox Radio, Inc. (NYSE: CXR) not otherwise owned by Cox Media Group. The offer expired at 5:00 p.m., New York City time, on Tuesday, May 19, 2009. A total of approximately 10,327,500 shares of Cox Radio Class A common stock were tendered, which amount includes approximately 917,500 shares subject to guaranteed deliveries and approximately 327,000 shares tendered by affiliates, representing 59.4% of Cox Radio’s publicly held Class A shares. Cox Media Group has accepted for payment all shares validly tendered pursuant to the tender offer.
Together with the approximately 78% of the equity interest already beneficially owned by Cox Enterprises, Cox Enterprises will own approximately 72,652,000 shares or 91.4% of the 79,489,544 Cox Radio shares outstanding. Shareholders who have tendered their shares will receive $4.80 per share for their shares promptly following the guaranteed delivery period.
“We are pleased that Cox Radio shareholders supported this transaction and, in so doing, took advantage of an excellent opportunity to obtain liquidity at a 45% premium over the closing price the trading day prior to commencement of the offer,” said Jimmy W. Hayes, President and Chief Executive Officer of Cox Enterprises. “We believe that private ownership offers advantages that will assist Cox Radio in attaining its business objectives and managing its capital structure as well as ensuring that Cox Radio maintains its best-in-class operations.”
Pursuant to the tender offer, as soon as practicable, Cox Enterprises will implement a short-form merger under Delaware law in which Cox Radio will become a wholly-owned subsidiary of Cox Enterprises. All remaining public shareholders, other than those as to which appraisal rights are perfected, will have the right to receive $4.80 per share for their shares.
About Cox Enterprises (www.coxenterprises.com)
Cox Enterprises, Inc. is a leading communications, media and automotive services company. With revenues exceeding $15 billion and more than 77,000 employees, the company’s major operating subsidiaries include Cox Communications, Inc. (cable television distribution, telephone, high-speed Internet access, commercial telecommunications, advertising solutions and the Travel Channel); Manheim, Inc. (vehicle auctions, repair and certification services and web-based technology products); Cox Media Group, Inc. (television stations, digital media, newspapers, advertising sales rep firms and majority-owned, Cox Radio, Inc.); and AutoTrader.com (online automotive classifieds and related publications). Additionally, Cox’s Internet operations include Kudzu.com and Adify Corporation, a unit of Cox TMI, Inc.
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Media Contact:	Investor Contact:
Bobby Amirshahi	D.F. King & Co., Inc.
(678) 645-4518	(800) 578-5378
bobby.amirshahi@coxinc.com